Jeffery Choquette
Hard Rock Consulting, LLC
1030 Johnson Rd. Ste. 300
Golden, Colorado 80401
Telephone: 406-422-8052

CONSENT OF QUALIFIED PERSON

TO: All securities regulatory authorities

I, Jeffery Choquette do hereby consent to the public filing by Quaterra Resources Inc. (the "Company") of the report titled "Nieves Project, Form 43-101 Technical Report, Preliminary Economic Assessment, Zacatecas, Mexico" dated October 31, 2012 (the "Technical Report") in support of the press release titled "Quaterra Releases Favourable Preliminary Economic Assessment On Nieves Silver Project Showing Potential For Open Pit Silver Mine Producing More Than Five Million Ounces A Year" dated September 19, 2012 (the "Press Release"), by the Company, with the above securities regulatory authorities.

I also certify that I have also read the Press Release and that it fairly and accurately represents the information in the Technical Report.

Dated this 31st day of October, 2012.

Jeff Choquette

Signature of Qualified Person

Jeffery Choquette

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